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                                                                 Exhibit (e)(19)

                   NON-COMPETITION/NO-SOLICITATION AGREEMENT
                                       BY
                                  JEFF D. TROM

     This Non-Competition/No-Solicitation Agreement ("Agreement") is entered into as of September 5, 2000, by and between Jeff D. Trom ("Employee") and Engineering Animation, Inc. ("EAI"), a Delaware corporation.

1.   BACKGROUND

     A. Effective January 1, 1996, Employee entered into an Employment Agreement, as amended pursuant to Amendment No. 1 thereto on January 1, 2000 (collectively, the "Employment Agreement"), between himself and EAI.

     B. By agreement dated September 5, 2000, Unigraphics Solutions Inc. and its acquisition subsidiary (collectively, "UGS") have entered into an Agreement and Plan of Merger (the "Merger Agreement") wherein UGS will offer to purchase the outstanding common shares of EAI in accordance with the terms of the Merger Agreement and associated agreements.

     C. As a condition and inducement to UGS entering into the Merger Agreement, the Employee has agreed to enter into new agreements, or to amend his current Employment Agreement and other similar agreements, to agree, among other things, not compete with business of EAI and its subsidiaries and not to solicit or to hire current or former EAI/ UGS employees for a period of 12 months following the termination of Employee's employment with EAI and/or UGS.

2.   AGREEMENT

     A. Notwithstanding anything to the contrary in Employment Agreement or any other agreement, the Employee agrees that the Restrictive Covenants set forth in Section 7 of the Employment Agreement shall remain in force and effect, and Employee shall comply with such Section 7 obligations for (i) a period of 12 months after Employee's termination of employment, for any reason whatsoever, from EAI or (ii), if Employee accepts employment with UGS at the close of the transaction contemplated by the Merger Agreement, a period of 12 months after Employee's termination of employment, for any reason whatsoever, from UGS or any of its subsidiaries, affiliates, or successors.

     B. The last paragraph of Section 7 and Section 12(c) of the Employment Agreement are hereby deleted in their entirety.

     C. Employee shall remain subject to Sections 8, 9, and 10 of the Employment Agreement in accordance with their terms.

     D. If the merger contemplated in the Merger Agreement fails to close for any reason whatsoever, this Agreement shall be deemed to be null and void.

     E.    This Agreement supercedes all other agreements to the contrary.

     F. The Employee agrees that the consideration for this Agreement, including, as applicable, continuation of employment with UGS/EAI, monetary and other inducements to remain

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         employed by UGS/EAI, and UGS' agreement to enter into the Merger
         Agreement, is appropriate and sufficient.

                                          ENGINEERING ANIMATION, INC.

                                                   /s/ JAMIE A. WADE
                                          By:
                                          --------------------------------------

                                                       Jamie A. Wade
                                                       Vice President

                                                        Jeff D. Trom

                                                    /s/ JEFF D. TROM
                                            ------------------------------------

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